United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X Form 40-F
                                           ---          ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes   No X
                                             ---  ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      ---

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]


PROTOCOL OF CONSOLIDATION AND JUSTIFICATION FOR CONSOLIDATION OF VALEPONTOCOM S.A. INTO COMPANHIA VALE DO RIO DOCE, AS BELOW:

COMPANHIA VALE DO RIO DOCE, with headquarters located in Rio de Janeiro at Avenida Graca Aranha 26, Centro, Corporate Tax Payer number (CNPJ/MF) 33.592.51010.00154, designated hereinafter as CVRD; and

VALEPONTOCOM S.A., with headquarters located in Rio de Janeiro, at Avenida Rio Branco, 128, 12th floor, Centro, Corporate Tax Payer number (CNPJ/MF) 02.806.533/0001-90, designated hereinafter as VLC,

establish the present Protocol of Consolidation and Justification for Consolidation, which expresses the terms agreed by CVRD and VLC, with regard to the consolidation of the latter into the former, in the form and for the purposes set forth in Articles 224 and 225 of Law number 6,404 of December 15, 1976, and other applicable legal provisions, as follows:

1. CVRD is the largest producer and exporter of iron ore and pellets worldwide and one of the world's major producers of manganese and ferro-alloys, also producing bauxite, gold, kaolin, potash, alumina and aluminum, in addition to its other businesses associated to logistics and electric power generation;

2. VLC is a closely held joint stock company which acts as the holding of companies related to the e-business area;

3. VLC is a joint stock company with a share capital of R$ R$33,541,075.00 (thirty three million, five hundred and forty one thousand and seventy five reais) divided in 33,541,075 (thirty three million, five hundred and forty one thousand and seventy five) common shares with no par value, all held by CVRD;

4. The total equity of VLC will be transferred to CVRD at its current book value. This criteria is justified by the fact that as VLC is a wholly-owned subsidiary of CVRD, its net worth already belonging exclusively to the latter, and shown in its balance sheet by its shareholding in VLC. The entire 33,541,075 (thirty three million, five hundred and forty one thousand and seventy five) common shares, issued by VLC and which are property of CVRD, will be cancelled at the time of the consolidation, the value of said shares being replaced in the accounts of CVRD by that of the net assets of VLC, without any alteration to the book values;

5. In order for the consolidation to take effect on November 30, 2002, VLC and CVRD accept the Balance Sheet of VLC as at that date. The assets of VLC will be evaluated at book value, thus dispensing the nomination of independent experts to prepare an Appraisal Report, pursuant to Paragraph 1 of Article 227 of Law number 6,404/76;

6. The equity variation between November 30, 2002 (base date) and the actual date of the consolidation of VLC will be borne by CVRD, and the repercussion of all acts and facts that may come to occur after the effective date of the transaction will be absorbed by CVRD; 2

7. Considering that CVRD holds all the shares of the capital of VLC and that these shares will be cancelled at the time of the consolidation, without issuance of new shares by the consolidation company CVRD, no changes will be effected in CVRD. Consequently, there will be no amendment whatsoever to the By-Laws of CVRD;

8. As a result of the above, VLC and CVRD will each hold extraordinary general shareholders meetings to formalize that which has been established herein, pursuant to Article 227 of Law number 6,404/76, it being the responsibility of CVRD to ensure the filing of the consolidation documents with the relevant commercial registry offices;

9. CVRD, in compliance with the law on joint-stock companies, undertakes to assume, unconditionally, all the assets, rights and obligations of VLC, both legal and customary;

10. CVRD and VLC understand that the consolidation of the latter into the former complies with the financial and administrative rationalization directives adopted by each company, and do therefore renounce the existence of the wholly-owned subsidiary.

Based on that presented herein, the consolidation of VLC into CVRD is the course of action that best meets their interests and those of their shareholders.

                       Rio de Janeiro, December 19, 2002


                           COMPANHIA VALE DO RIO DOCE


                               VALEPONTOCOM S.A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                                     (Registrant)


Date:  December 23, 2002

                                           By: /s/ Fabio de Oliveira Barbosa
                                               -----------------------------
                                                   Fabio de Oliveira Barbosa
                                                   Chief Financial Officer